Exhibit (a)(l)(E)
[FORM OF E-MAIL FROM PRESIDENT TO ELIGIBLE EMPLOYEES]

To:	Eligible Employees
From:	Chris Sharng
Date:	May 25, 2007
Subject:	Announcement of Option Exchange Offer
Natural Health Trends Corp. (“NHTC”) is pleased to offer you an option exchange program that gives you an opportunity to exchange your eligible stock options for restricted stock rights (“RSRs”). This offer begins on May 25, 2007, and is scheduled to expire on June 25, 2007. The complete terms and conditions of the option exchange program are described in a document called the “Offer to Exchange,” which has been filed with the Securities and Exchange Commission (the “Commission”).
Your unexercised stock options eligible for exchange are those with exercise prices per share more than a “threshold price,” which is the greater of $9.00 and the closing sale price of NHTC common stock reported on the Nasdaq Global Market (“Nasdaq”) on the date the offer expires. You may exchange one or more of your eligible options for restricted stock rights. (No partial exchange of an outstanding stock option grant will be accepted.)
Restricted stock rights will take the form of shares of restricted stock. These shares are “restricted” because they are subject to vesting requirements. If you remain employed by NHTC for a specified period after the award of restricted stock rights, you will receive or become vested in a specified number of shares of NHTC common stock in accordance with the vesting schedule.
The company is offering RSRs to retain, motivate and reward our valued employees while aligning their interests with those of our stockholders. Like many companies similar to ours, our stock price has experienced significant volatility and has declined over the past few years. As a result, many employees have “underwater” stock options with exercise prices significantly higher than the current market price for our common stock.
For instance, many employees hold stock options with exercise prices ranging from about $10.00 per share to $18.00 per share, while the current price of our common stock on Nasdaq is considerably less. These underwater stock options may not achieve our goals of providing strong performance and employee retention incentives.
Furthermore, the negative investor perception of the dilution represented by “option overhang” (e.g., the proportion of unexercised options in relation to our outstanding stock), the increasing investor pressure to limit option programs and the new rules requiring companies to expense the cost of stock options have forced us to seek new ways to align employees’ and stockholders’ interests, while creating incentives for you to perform at your best, and providing rewards for your accomplishments.
NHTC’s leadership and its Board of Directors firmly believe that superior company and stockholder performance is achieved when employees are stockholders. This exchange program provides the opportunity to align employee interests with those of stockholders.
The option exchange program gives you the opportunity to benefit from the full value of NHTC shares as the shares vest, while creating a win for investors. This new program will give you the opportunity to exchange stock options you hold that have exercise prices greater than the threshold price described above (i.e., out of the money options), for restricted stock rights based in most cases on an average exchange ratio of 2 options to 1 restricted stock right. Each stock option award eligible for the exchange will have an individual exchange ratio for conversion to restricted stock rights.
The exchange program is subject to the terms and conditions of a formal “Offer to Exchange” and related documents that have been filed with the Commission. These documents contain important information about the program, including a more specific description of the restricted stock rights, a detailed set of questions and answers, the form of restricted stock rights agreement you will receive if you elect to participate, our 2007 Equity Incentive Plan under which the restricted stock rights will be granted, and the election forms required to participate. All of the documents related to this option exchange offer are included as exhibits to our Tender Offer Statement on Schedule TO, which we filed with the Commission on May 25, 2007. You may view these documents at the Commission’s website at www.sec.gov.
In connection with this offer, we have attached to this e-mail the following documents:
•	Offer to Exchange

•	Form of Restricted Sock Rights Agreement

•	2007 Equity Incentive Plan

•	Individual Statement of Options

•	Personalized Form of Letter of Transmittal

•	Personalized Form of Notice of Withdrawal
Please review these materials carefully. You should also carefully review the information and disclosures in our Annual Report on Form 10-K for the year ended December 31, 2006, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which may be viewed at the Commission’s website at www.sec.gov and are also available for viewing on NHTC’s homepage, www.naturalhealthtrendscorp.com.
The attached Individual Statement of Options summarizes your current stock option grants, indicating:
•	Which of the options you hold may be eligible for this exchange (i.e., those option grants with exercises prices greater than $9.00);

•	The number of new restricted stock rights you would be granted for each eligible option you choose to exchange; and

•	The vesting period of the restricted stock rights.
The attached personalized form of Letter of Transmittal is the document you must submit to the company in order to participate in the option exchange program. Your Letter of Transmittal will list all of your options that may be eligible for exchange and will permit you to make an election whether you wish to have your options exchanged for restricted stock rights. To participate, you must return your completed, signed and dated Letter of Transmittal before the expiration of the offer at 9:00 p.m., U.S. Central Time, on Monday, June 25, 2007.
The attached personalized form of Notice of Withdrawal is the document you must submit to NHTC if you wish to withdraw from the exchange program any options you previously elected to exchange. To withdraw any previous election, you must submit the Notice of Withdrawal prior to the expiration of the offer at the time and date stated above. Finally, you will receive a Tax Payment Election Form under which you will elect the method by which income and employment taxes will be paid when an award of restricted stock vests.
During the offer period you may send any specific questions that you have to gary.wallace@nhtglobal.com.
Finally, please note that participation in the stock option exchange program is VOLUNTARY. NHTC does not recommend whether you should or should not elect to exchange your existing options. You must make your own decision regarding participation in the option exchange program. We encourage you to seek professional advice from your financial and tax advisors.
YOU WILL HAVE UNTIL 9:00 P.M., U.S. CENTRAL TIME, ON JUNE 25, 2007, TO ELECT TO PARTICIPATE IN THE EXCHANGE OFFER.
Thank You
Chris Sharng